                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------
                            (Amendment No.    )*
                             -----------------
                          Harvard Industries, Inc.
                          ------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  000417434
                                  ---------
                               (CUSIP Number)

                             Mr. William Austin
                                212-446-1930
                    ING Baring (U.S.) Capital Corporation
                             667 Madison Avenue
                          New York, New York 10021
                          ------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                            Walter W. Driver, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                              November 1, 1996
                              ----------------
                        (Date of Event Which Requires
                          Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /
                                                                        ---

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)





                             Page 2 of 11 Pages

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
CUSIP NO. 000417434

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING Baring (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   /   /
                                                             (b)  / X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

   NUMBER OF              7.      SOLE VOTING POWER                 503,000
    SHARES
 BENEFICIALLY             8.      SHARED VOTING POWER                 -0-
   OWNED BY
     EACH                 9.      SOLE DISPOSITIVE POWER            503,000
  REPORTING
    PERSON
     WITH                 10.     SHARED DISPOSITIVE POWER            -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 503,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             /   /





                              Page 3 of 11 Pages

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.17%

14.      TYPE OF REPORTING PERSON*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                              Page 4 of 11 Pages

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                       STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 1.   Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Harvard Industries, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2502 North Rocky Point Drive, Suite 960, Tampa, Florida 33607.

Item 2.   Identity and Background

          This statement is being filed by ING Baring (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the financial services business. The principal place of business and principal office of Holder is located at 667 Madison Avenue, New York, New York 10021.

          Holder is a wholly owned subsidiary of ING Baring (U.S.) Financial Holdings Corporation ("U.S. Baring Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Baring Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 667 Madison Avenue, New York, New York 10021.

          U.S. Baring Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"). U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

          U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands. INB is engaged principally in the financial services business. INB has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

          INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.





                              Page 5 of 11 Pages

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          Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

          During the last five years, none of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB, (v) ING and, (vi) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were required for the transfer to Holder of 426,300 shares of the Issuer's Common Stock from ING (U.S.) Capital Corporation, an affiliate of Holder which is 100% owned indirectly by U.S. Holdings. On December 10, 1996 Holder acquired an additional 65,000 shares of Issuer's Common Stock in the open market (previously reported in error as a purchase by ING (U.S.) Capital Corporation). On December 12, 1996 Holder acquired an additional 11,700 shares of Issuer's Common Stock at $4.438 in the open market. Funds to purchase the 65,000 shares of the Issuer's Common Stock and the 11,700 shares of the Issuer's Common Stock were from Holder's working capital.

Item 4.   Purpose of Transaction.

          The shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) As of November 1, 1996 ING (U.S.) Capital Corporation, an affiliate of Holder, transferred its holdings of 426,300 shares of the Issuer's Common Stock to Holder for no consideration. On December 10, 1996 Holder acquired an additional 65,000 shares of Issuer's Common Stock in the open market (reported as an acquisition on a Schedule 13D filed by ING (U.S.) Capital Corporation on December 17, 1996). On December 12, 1996 Holder acquired an





                              Page 6 of 11 Pages

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additional 11,700 shares of Issuer's Common Stock in the open market.  As of the date on which this statement is executed, Holder beneficially owns 503,000 shares of Common Stock of the Issuer, constituting 7.17% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 7,014,357 shares of Common Stock of the Issuer issued and outstanding as of December 1, 1996 (as disclosed on Form 10-K filed with the Securities and Exchange Commission by the Issuer on December 1, 1996). Except as described herein, none of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB,
(v) ING and, (vi) to the best knowledge of Holder, the persons identified in
Schedule 1 hereto, presently beneficially own any Common Stock.

          (b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the subject Common Stock.

          (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING and, (vi) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the 60 days preceding the date of this statement.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

          (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits.

          None.





                              Page 7 of 11 Pages

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                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997

                                        ING Baring (U.S.) Capital Corporation


                                        By:      /s/ William A. Austin
                                           ----------------------------------
                                        Name: William A. Austin
                                        Title: General Counsel





                              Page 8 of 11 Pages

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                                  SCHEDULE 1

         Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Baring Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

         Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Baring Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

         The business address of each person at Holder and U.S. Baring Holdings is 667 Madison Avenue, New York, New York 10021 and the business address of each person at U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


                    ING BARING (U.S.) CAPITAL CORPORATION


Management

Lane C. Grijns                             Director, Chairman
Wietze Prinsen                             Director


Officers

Wietze Prinsen                             President


               ING BARING (U.S.) FINANCIAL HOLDINGS CORPORATION

Management

Lane C. Grijns                             Director, Chairman
Wietze Prinsen                             Director

Officers

Wietze Prinsen                             President





                              Page 9 of 11 Pages

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                  ING (U.S.) FINANCIAL HOLDINGS CORPORATION


Management

Lane C. Grijns                             Director
Bart Staal                                 Director
H. Lindenbergh                             Director
M. Minderhoud                              Director, Chairman


Officers

Lane C. Grijns                             President
Bart Staal                                 Executive Vice President


                                ING BANK N.V.

Board of Directors

J. Kamminga                                Chairman
J. W. Berghuis                             Vice Chairman
P.F. van der Heijden
O.H.A. van Royen
G. Verhagen


Executive Officers

G.J.A. van der Lugt                        Chairman
J.H.M. Lindenbergh                         Member
C. Maas                                    Member
M. Minderhoud                              Member





                             Page 10 of 11 Pages

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                                ING GROEP N.V.

Board of Directors

J.H. Choufoer                              Chairman
T.C. Braakman                              Vice-Chairman
Mrs. L.A.A. van den Berghe
J.W. Berhuis
P.F. van der Heijden
J. Kamminga
O.H.A. van Royen
J.J. van Rijn
G. Verhagen
M. Ververs

Executive Officers

A.G. Jacobs, Chairman
G.J.A. van der Lugt, Vice-Chairman
J.H. Holsboer
E. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud
A.H.J. Rinnooy Kan





                             Page 11 of 11 Pages

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